Exhibit 99.1

Ballard Reports Q1 2025 Results

VANCOUVER, BC, May 6, 2025 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the first quarter ended March 31, 2025. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights (comparisons are to Q1 2024):

•	Revenue of $15.4 million, up 6% YoY, primarily driven by bus market strength; engine shipments up 31%
•	14 point improvement in gross margins, primarily driven by increased revenue and lower manufacturing overhead costs
•	22% and 31% reductions in Cash Operating Costs[1] and Total Operating Expenses[2] respectively, primarily driven by restructuring actions initiated in September 2024
•	Q1 ended with $576.7 million in cash and cash equivalents

"Amidst an uncertain macroeconomic, geopolitical and industry context, we continue to focus on our controllables," stated Randy MacEwen, President and CEO. "Compared to prior year, 2025 Q1 revenue increased 6%, engine shipments were up 31%, gross margin improved by 14 points, and Total Operating Expenses2 were down 31%."

Mr. MacEwen added, "We are encouraged with the continued growth in the Bus market, which contributed 81% of Q1 revenue, up 41% year-over-year. After securing new order intake of $75.4 million in Q4, we saw soft order intake in Q1. While certain sales opportunities were delayed as the hydrogen and fuel cell industry continues to undergo rationalization and compounded by tariff uncertainties, we expect significant orders over the coming quarters. We ended Q1 with an Order Backlog of $158 million, including a 12-month Orderbook of $92.4 million."

Mr. MacEwen concluded, "As we look to the remainder of 2025, we will continue to navigate uncertainties related to hydrogen policies and trade tariffs. We will continue to focus on our customers, new order intake, on-time delivery of quality products, gross margin expansion initiatives, and prioritized product development and cost reduction programs. As our Q1 results reflect, we are starting to see the positive financial impact of the corporate restructuring we initiated last year. We continue to assess opportunities for further cost rationalization in 2025. Importantly, we ended Q1 with $576.7 million in cash, and no requirements for near- or mid-term financing. We will maintain disciplined spending and balance sheet strength for long-term sustainability."

Q1 2025 Financial Highlights
(all comparisons are to Q1 2024 unless otherwise noted)

•	Total revenue was $15.4 million in the quarter, up 6% year-over-year.
•	Heavy Duty Mobility revenue of $12.9 million, 22% higher year-over-year, driven by bus revenues which grew 41% but were offset with lower revenue from truck, rail, and marine verticals.
•	Stationary revenue was $0.6 million, (84%) year-over-year, and Emerging and Other Markets revenue was $1.9 million or 757% higher compared to Q1 2024.
•	Gross margin was (23%) in the quarter, an improvement of 14-points. Negative gross margin has continued to be impacted by relatively low revenue and manufacturing cost absorption. Improvement in gross margin over the prior year was primarily due to lower manufacturing overhead costs from restructuring actions taken in Q3 2024.
•	Total Operating Expenses[2] were $25.5 million, a decrease of 31%, a result of our reduced global operating cost structure from our 2024 restructuring activities, including reductions of 28%, 32% and 23% in research and product development, general and administrative, and sales and marketing expenses, respectively. Cash Operating Costs[1] were $23.2 million, a decrease of 22%, also driven by our 2024 restructuring.
•	Total Cash Used by Operating Activities was $24.4 million, compared to $20.0 million in the prior year. Cash and cash equivalents were $576.7 million at the end of Q1 2025, compared to $720.7 million in the prior year.
•	Adjusted EBITDA[1] was ($27.5) million, compared to ($36.6) million in Q1 2024. The improvement in Adjusted EBITDA was driven primarily by margin and operating cost improvements, as well as certain changes in mark to market gains on financial assets.
•	Order Backlog at the end of Q1 2025 was $158.0 million, a decrease of 9% compared to the end of Q4 2024 as a result of delivering more revenue in Q1 than new orders received in Q1.
•	The 12-month Orderbook was $92.4 million at end-Q1, a decrease of $6.6 million or 7% from the end of Q4 2024.
Order Backlog ($M)	Order Backlog at End-Q4 2024	Orders Received in Q1 2025	Orders Removed or Adjusted in Q1 2025	Orders Delivered in Q1 2025	Order Backlog at End-Q1 2025
Total Fuel Cell Products & Services	$173.5	$3.3	$3.5	$15.4	$158.0

2025 Outlook

Consistent with our past practice, and in view of the early stage of hydrogen fuel cell market development, specific revenue and net income (loss) guidance for 2025 is not provided. We expect revenue in 2025 will be back-half weighted. Total Operating Expense2 and Capital Expenditure3 guidance ranges for 2025 are as noted below. We continue to review and consider various options to reduce our operating cost structure and capital spend, which may result in revisions to our guidance ranges at a future date.

2025	Guidance
Total Operating Expense[2]	$100 - $120 million
Capital Expenditure[3]	$15 - $25 million

Q1 2025 Financial Summary

(Millions of U.S. dollars)	Three months ended March 31
	2025	2024	% Change
REVENUE
Fuel Cell Products & Services:[4]
Heavy-Duty Mobility	$12.9	$10.6	22%
Bus	$12.5	$8.9	41%
Truck	$0.3	$1.2	(73%)
Rail	$0.1	$0.3	(68%)
Marine	-	$0.2	(99%)
Stationary	$0.6	$3.7	(84%)
Emerging and Other Markets	$1.9	$0.2	(757%)
Total Fuel Cell Products & Services Revenue	$15.4	$14.5	6%
PROFITABILITY
Gross Margin $	($3.6)	($5.4)	(33%)
Gross Margin %	(23%)	(37%)	14pts
Total Operating Expenses[2]	$25.5	$37.1	(31%)
Cash Operating Costs1	$23.2	$29.8	(22%)
Equity loss in JV & Associates	($0.8)	($0.8)	0%
Adjusted EBITDA1	($27.5)	($36.6)	25%
Net Loss from Continuing Operations[4]	($21.0)	($41.1)	49%
Loss Per Share from Continuing Operations[4]	($0.07)	($0.14)	49%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($21.7)	($24.4)	11%
Working Capital Changes	($2.7)	$4.4	(161%)
Cash used by Operating Activities	($24.4)	($20.0)	(22%)
Cash and cash equivalents	$576.7	$720.7	(20%)

For a more detailed discussion of Ballard Power Systems' first quarter 2025 results, please see the company's financial statements and management's discussion & analysis, which are available at  www.ballard.com/investors, www.sedarplus.ca and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Tuesday May 6, 2025 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review first quarter 2025 operating results. The live call can be accessed by dialing +1-844-763-8274 (Canada/US toll free). Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero- emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements concerning the markets for our products, Order Backlog, expected revenues, gross margins, operating expenses, capital expenditures, corporate development activities, and impacts of investments in manufacturing and R&D capabilities and cost reduction initiatives. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, market demand and financing needs. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, level of achievement of our business plans, achieving and sustaining profitability, changes that affect how long our cash reserves will last and the timing of, and ability to obtain, required regulatory approvals. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements represent Ballard's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Sumit Kundu - Manager, Investor Relations & Finance +1.604.453.3517 or investors@ballard.com

Endnotes

[1] Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to the tables below.
Cash Operating Costs measures total operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains or losses on foreign exchange contracts.

[2] Total Operating Expenses refer to the measure reported in accordance with IFRS.
[3] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows.
[4] We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

(Expressed in thousands of U.S. dollars)	Three months ended March 31,2025
Cash Operating Costs	2025	2024	$ Change
Total Operating Expenses	$ 25,452	$ 37,060	$ (11,608)
Stock-based compensation expense	(1,866)	(2,800)	934
Impairment recovery (losses) on trade receivables	1	(1,670)	1,671
Restructuring and related (costs) recovery	(228)	(30)	(198)
Impact of unrealized gains (losses) on foreign exchange contracts	437	(485)	922
Depreciation and amortization	(583)	(2,236)	1,653
Cash Operating Costs	$ 23,213	$ 29,839	$ (6,626)

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
EBITDA and Adjusted EBITDA	2025	2024	$ Change
Net loss from continuing operations	$ (21,036)	$ (41,066)	$ 20,030
Depreciation and amortization	916	3,382	(2,466)
Finance expense	506	431	75
Income taxes (recovery)	-	35	(35)
EBITDA	$ (19,614)	$ (37,218)	$ 17,604
Stock-based compensation expense	1,866	2,800	(934)
Acquisition related costs	-	-	-
Finance and other (income) loss	(11,501)	(2,709)	(8,792)
Impairment charge on property, plant and equipment	2,223	-	2,223
Gain on sale of property, plant and equipment	(70)	-	(70)
Impact of unrealized (gains) losses on foreign exchange contracts	(437)	$ 485	(922)
Adjusted EBITDA	$ (27,533)	$ (36,642)	$ 9,109

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SOURCE Ballard Power Systems Inc.

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CNW 07:30e 06-MAY-25